SEWARD & KISSEL LLP
ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004
TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421
WWW.SEWKIS.COM

GARY J. WOLFE
PARTNER
(212) 574-1223
wolfe@sewkis.com

1200 G STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184

RECEIVED
2007 JUN 26 A 5:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

FILE NO. 82-3500(

07024725

June 22, 2007

SUPPL

U.S. Securities & Exchange Commission
The Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: Wilh. Wilhelmsen 12g3-2 Submission

Dear Sir/Madam:

We are furnishing this letter on behalf of our client, Wilh. Wilhelmsen (the "Company"), in accordance with the requirements of Rule 12g3-2(b) adopted under the Securities Exchange Act of 1934, as amended.

Pursuant to the March 27, 2007 SEC Release No. 34-55540, which permits a foreign private issuer to claim the Rule 12g3-2(b) exemption upon the condition that it publish in English its home country materials required by Rule 12g3-2(b) on its Internet website or through an electronic information delivery system that is generally available to the public in its primary trading market, we provide the Company's website information below.

Information made public, filed or distributed as described in Rule 12g3-2(b)(1)(i)(A), (B) or (C) can be found by going to www.wilhelmsen.com and clicking on the Investor Relations link.

If the staff of the SEC has any questions or comments concerning the foregoing, please don't hesitate to call the undersigned at (212) 574-1339.

PROCESSED
JUN 29 2007
THOMSON FINANCIAL

Very Truly Yours,

Keith Billotti

dlw 6/26

cc: Bjoern Berggrav

END

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